UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                                  MYOGEN, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    62856E104
                                 (CUSIP Number)

                          Adele Kittredge Murray, Esq.
                    Perseus-Soros BioPharmaceutical Fund, LP
                         888 Seventh Avenue, 29th Floor
                               New York, NY 10106
                            Tel. No.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                               September 29, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.  62856E104                                                Page 2 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              2,781,050 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY              ----------------------------------------
                   EACH                 9     SOLE DISPOSITIVE POWER
                 REPORTING                    2,781,050 (1)
                  PERSON               ----------------------------------------
                  WITH                 10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------
(1) Includes the shares of common stock, par value $.001 per share of Myogen, Inc. (the "Common Stock") that would be beneficially owned upon exercise of a warrant to purchase an aggregate of 183,908 shares of Common Stock (the "Warrant"). The Warrant will become exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

CUSIP No.  62856E104                                                Page 3 of 29

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                                Page 4 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              2,781,050 (1)
                 NUMBER OF             -----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY             -----------------------------------------
                    EACH                9     SOLE DISPOSITIVE POWER
                 REPORTING                    2,781,050 (1)
                   PERSON              -----------------------------------------
                    WITH                10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                                Page 5 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,781,050 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,781,050 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

CUSIP No.  62856E104                                                Page 6 of 29

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                                Page 7 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,781,050 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,781,050 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

CUSIP No.  62856E104                                                Page 8 of 29

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                                Page 9 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,781,050 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,781,050 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 10 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                 NUMBER OF             8     SHARED VOTING POWER
                   SHARES                    2,781,050 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                 REPORTING             -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     2,781,050 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

CUSIP No.  62856E104                                               Page 11 of 29

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 12 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                        ----------------------------------------
                 NUMBER OF              8     SHARED VOTING POWER
                   SHARES                     2,781,050 (1)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY              9     SOLE DISPOSITIVE POWER
                    EACH                      0
                 REPORTING              ----------------------------------------
                   PERSON               10    SHARED DISPOSITIVE POWER
                    WITH                      2,781,050 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,781,050 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.7% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant.

CUSIP No.  62856E104                                               Page 13 of 29

(2) Assumes that there are 35,900,452 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 14 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,788,550 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,788,550 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,788,550 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon
(i) exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005 and (ii) options to purchase 7,500 shares of Common Stock issued to Dr. Andrew N.

CUSIP No.  62856E104                                               Page 15 of 29

Schiff, in his capacity as director of the Company (the "Options"), which will vest in full on May 12, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant and the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

(2) Assumes that there are 35,907,952 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 16 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                  NUMBER OF            8     SHARED VOTING POWER
                   SHARES                    2,788,550 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                  REPORTING            -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     2,788,550 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,788,550 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

------------
(1) Includes the shares of Common Stock that would be beneficially owned upon
(i) exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005 and (ii) options to purchase 7,500 shares of Common Stock issued to Dr. Andrew N. Schiff, in his capacity as director of the Company (the "Options"),

CUSIP No.  62856E104                                               Page 17 of 29

which will vest in full on May 12, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant and the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

(2) Assumes that there are 35,907,952 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 18 of 29

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
                   NUMBER OF            8     SHARED VOTING POWER
                    SHARES                    2,788,550 (1)
                 BENEFICIALLY          -----------------------------------------
                   OWNED BY             9     SOLE DISPOSITIVE POWER
                     EACH                     0
                   REPORTING           -----------------------------------------
                    PERSON              10    SHARED DISPOSITIVE POWER
                     WITH                     2,788,550 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,788,550 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.8% (1)(2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------

------------

(1) Includes the shares of Common Stock that would be beneficially owned upon
(i) exercise of a Warrant to purchase an aggregate of 183,908 shares of Common Stock, which becomes exercisable on March 30, 2005 and (ii) options to purchase 7,500 shares of Common Stock issued to Dr. Andrew N. Schiff, in his capacity as director of the Company (the "Options"),

CUSIP No.  62856E104                                               Page 19 of 29

which will vest in full on May 12, 2005. The above Reporting Person disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant and the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

(2) Assumes that there are 35,907,952 shares of Common Stock outstanding.

CUSIP No.  62856E104                                               Page 20 of 29


         The Reporting Persons previously filed a Statement on Schedule 13G filed on February 17, 2004 relating to the common stock, par value $.001 per share (the "Common Stock"), of Myogen, Inc., a Delaware corporation (the "Company"). This Schedule 13D is being filed by the Reporting Persons relating to the Common Stock of the Company.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the Common Stock. The address of the principal executive office of the Company is 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b), (c) and (f).

         This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser"); (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("Perseus-Soros Partners"); (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("Perseus Partners"); (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation");
(v) SFM AH LLC, a Delaware limited liability company ("SFM AH"); (vi) Perseus EC, L.L.C., a Delaware limited liability company ("Perseus EC"); (vii) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); (viii) Mr. Frank H. Pearl ("Mr. Pearl"); (ix) Mr. George Soros ("Mr. Soros"); and (x) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

         This Statement relates to the shares of Common Stock held for the account of the Purchaser and assumes the exercise of the Warrant held for the account of the Purchaser. This Statement also relates to options to purchase Common Stock that were granted to Dr. Andrew N. Schiff, a director of the Company, employed by an entity affiliated with the Reporting Persons (the "Options"). The Options are held for the benefit of an entity which may be deemed to be affiliated with SFM LLC, Mr. Soros and Mr. Pearl.

         The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus-Soros Partners is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. Perseus Partners and SFM Participation are the managing members of Perseus-Soros Partners.

         Perseus Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Perseus EC is the managing member of Perseus Partners. Perseus EC was formed in order to manage Perseus Partners and to make investments through Perseus Partners and to fulfill such other purposes as may be determined by Perseus Partners from time to time. Set forth on Annex A hereto and incorporated by reference in response to this
Item 2 and elsewhere in this Schedule 13D, as applicable, is a list of executive officers of Perseus EC. Perseuspur is a member of Perseus EC.

         Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D, as applicable, is a list of executive officers of Perseuspur. Mr. Pearl is the sole member of Perseuspur and in such capacity, he may be deemed a beneficial owner of the Common Stock and the Warrant held for the account of the Purchaser.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus-Soros Partners, Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock and the Warrant held for the account of the Purchaser, and assuming the conditions precedent to the issuance of the Options are satisfied, and such Options vest in full on May 12, 2005, Mr. Pearl may be deemed to be a beneficial owner of the Options at such time.

CUSIP No.  62856E104                                               Page 21 of 29


         SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. The sole managing member of SFM AH is SFM LLC. Mr. Soros serves as Chairman of SFM LLC.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended, SFM Participation, SFM AH, SFM LLC and Mr. Soros each may be deemed a beneficial owner of the Common Stock and the Warrant held for the account of the Purchaser.
SFM Participation, SFM AH, SFM LLC and Mr. Soros each disclaim beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant held for the account of the Purchaser. Assuming the conditions precedent to the issuance of the Options are satisfied, and such Options vest in full on May 12, 2005, SFM LLC and Mr. Soros may each be deemed to be a beneficial owner of the Options at such time.
Until such time, SFM LLC and Mr. Soros disclaim beneficial ownership of the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

         The address of the principal business and principal office of the Purchaser is 888 Seventh Avenue, 29th Floor, New York, NY 10106. The address of the principal business and principal office of (i) Perseus-Soros Partners, (ii) Perseus Partners, (iii) Perseus EC, (iv) Perseuspur and (v) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus, LLC and its related entities. Mr. Pearl is a United States citizen.

         The address of the principal business and principal offices of (i) SFM Participation, (ii) Mr. Soros, (iii) SFM AH and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

         (d) and (e).

         On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

         During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information. Information contained herein concerning Perseus Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 24, 2004, the Company, the Purchaser and certain other parties entered into a securities purchase agreement (the "Purchase Agreement") pursuant to which the Purchaser agreed to acquire from the Company 919,540 shares of Common Stock and a warrant to purchase 183,908 shares of Common Stock (the "Warrant") for an aggregate purchase price of $5,999,998.50. Consummation of the transactions contemplated by the Purchase Agreement was conditioned upon the occurrence of certain events as set forth in the Purchase Agreement.

CUSIP No.  62856E104                                               Page 22 of 29


         On September 29, 2004 (the "Closing Date"), the conditions to the closing of the transactions contemplated by the Purchase Agreement having been satisfied, the transactions were consummated and the Purchaser acquired from the Company 919,540 shares of Common Stock and the Warrant. The source of the purchase price was capital contributions from the partners of the Purchaser.

         The securities held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

CUSIP No.  62856E104                                               Page 23 of 29


ITEM 4.  PURPOSE OF TRANSACTION.

PURCHASE AGREEMENT

         TERMS OF THE PURCHASE AGREEMENT

         Pursuant to the Purchase Agreement, the Purchaser purchased an aggregate of 919,540 shares of Common Stock at a price of $6.525 per share (of which $0.025 is allocated as consideration for a warrant as described herein) and a warrant to purchase 183,908 shares of common stock at a price of $7.80 per share (the "Warrant"). The Warrant becomes exercisable on March 30, 2005 and expires on September 29, 2009.

         Pursuant to the Purchase Agreement, the Company agreed to file with the Securities and Exchange Commission (the "SEC"), at its expense, within 45 days after the Closing Date, a registration statement related to: (i) the Common Stock issued to the Purchaser and Common Stock issued to other purchasers also signatory to the Purchase Agreement, and (ii) the Common Stock issuable to the Purchaser upon the exercise of the Warrant and the Common Stock issuable to other purchasers also signatory to the Purchase Agreement upon the exercise of their warrants (the "Registration Statement"). The Purchaser and such other purchasers who are signatory to the Purchase Agreement are collectively referred to in this section as the "Purchasers." The Company agreed to have such Registration Statement declared effective by the SEC within 105 days after the Closing Date.

         The Purchase Agreement includes other customary terms relating to the registration rights of the Purchasers and obligations of the Company, including without limitation, those related to registration expenses, indemnification and other similar provisions. In the event that (i) the Registration Statement is not filed within 45 days after the Closing Date; or (ii) the Company fails to file with the SEC a request for acceleration in accordance with Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), within 5 business days following the date that the Company is notified by the SEC that the Registration Statement will not be reviewed, or is not subject to further review, by the SEC, or (iii) prior to the date when the Registration Statement is first declared effective by the SEC, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the SEC in respect of the Registration Statement within ten business days after the receipt of comments by or notice from the SEC that such amendment is required in order for the Registration Statement to be declared effective, or (iv) the Registration Statement is not declared effective within 105 days after the Closing Date, or (v) after the Registration Statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all the securities for which it is required to be effective or the Purchasers are not permitted to utilize the prospectus therein to sell the securities registered thereunder, with respect to clauses (i)-(v) above, if not within the permitted time periods described in the Purchase Agreement, then the Company must pay in cash to the Purchaser 1.0% of its aggregate purchase price for the first month after such default and thereafter until such default is cured, including the next business date after the date such default is cured (on a pro-rated basis) as liquidated damages. If the Company fails to pay such liquidated damages required under the Purchase Agreement in full within seven business days after the date payable, the Company is required to pay interest on such liquidated damages at a rate of 12% per year (or such lesser maximum amount that is permitted to be paid by applicable law) to the Purchaser, accruing from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

         It is expected that the Company will maintain availability of the Registration Statement for two years following the Closing Date unless the securities registered thereunder have been sold pursuant to the Registration Statement or the Purchasers may sell all of the securities under Rule 144 of the Securities Act during any 90 day period without limitations on the volume of such sales under Rule 144.

         The foregoing description of the Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is incorporated by reference herein to
Exhibit 10.34 to the Company's Form 8-K as filed with the Securities and Exchange Commission on September 29, 2004.

CUSIP No.  62856E104                                               Page 24 of 29


LOCK-UP AGREEMENT

         TERMS OF THE LOCK-UP AGREEMENT

         Pursuant to the Purchase Agreement, the officers and directors of the Company and shareholders owning 5% or more of the Common Stock (other than JPMorgan Partners (SBIC), LLC and JPMorgan Securities Inc.) entered into lock-up agreements on the Closing Date (the "Lock-Up Agreements"). As a shareholder owning 5% or more of the Common Stock, the Purchaser entered into a Lock-Up Agreement, and as a director of the Company, Dr. Schiff entered into a Lock-Up Agreement, on the same terms as the other parties who entered into lock-up agreements in connection with the Purchase Agreement. The Lock-Up Agreements provide that during the period beginning on the Closing Date and ending ninety
(90) days following the effective date of the Registration Statement, the Purchasers will not, without the prior written consent of both CIBC World Markets Corp. and Lazard Freres & Co. LLC (the "Placement Agents"), directly or indirectly, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including but not limited to any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, Common Stock (including, but not limited to Common Stock which may be deemed to be beneficially owned by any such Purchaser in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively defined in the Purchase Agreement as the "Company Securities") or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Securities, regardless of whether any of the transactions described in clause (1) or (2) above is to be settled by delivery of Company Securities, in cash or otherwise.

         Pursuant to the Lock-Up Agreement, the Purchaser also agreed that, subject to certain exceptions set forth in the Lock-Up Agreement, without the prior written consent of both of the Placement Agents, it will not, from the Closing Date and through the period ending 90 days after the effective date of the Registration Statement, (1) make any demand for, or exercise any right with respect to, the registration of any Company Securities or (2) make any demand for, or exercise any preemptive right relating to the purchase of any Company Securities.

         The foregoing description of the Lock-Up Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is attached as Appendix C to the Purchase Agreement, a copy of which is incorporated by reference herein to Exhibit 10.34 to the Company's Form 8-K as filed with the Securities and Exchange Commission on September 29, 2004.

WARRANT

         TERMS OF THE WARRANT

         The Common Stock underlying the Warrant may be purchased at a price per share equal to $7.80 (the "Exercise Price"). The Exercise Price and the number of shares issuable upon exercise of the Warrant will be subject to adjustment upon the occurrence of certain events as set forth in the Warrant. The Warrant is exercisable beginning on March 30, 2005 (the "Exercise Date") until September 29, 2009 (the "Expiration Date"). At any time on or after the Exercise Date and ending on the Expiration Date, the Warrant may be automatically exercised on a "cashless exercise" basis if the market price on such date is greater than the Exercise Price and a registration statement covering the resale of the shares underlying the Warrant is not then in effect.

         The foregoing description of the Warrant is not, and does not purport to be, complete and is qualified in its entirety by reference to the Form of Warrant, which is attached as Appendix B to the Purchase Agreement, a copy of which is incorporated by reference herein to Exhibit 10.34 to the Company's Form 8-K as filed with the Securities and Exchange Commission on September 29, 2004.

CUSIP No.  62856E104                                               Page 25 of 29


ADDITIONAL DISCLOSURE

         In December 2001, Dr. Andrew N. Schiff ("Dr. Schiff"), a managing director of the Purchaser, was elected to the board of directors of the Company. As a director of the Company, Dr. Schiff may have influence over the corporate activities of the Company, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons may from time to time acquire additional shares of Common Stock (or securities exercisable for or convertible into Common Stock) in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock, the Warrant, or Common Stock issued upon exercise of the Warrant in privately negotiated transactions or in the open market, in each case subject to the factors and conditions referred to above and to the terms of the Warrant. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except for the options to purchase 7,500 shares of Common Stock issued to Dr. Andrew N. Schiff, in his capacity as director of the Company and except as described in the Purchase Agreement and Warrant, and as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person or any individual otherwise identified in Item 2 of this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Purchaser may be deemed to beneficially own 2,597,142 shares of Common Stock and a Warrant to purchase an aggregate of 183,908 shares of Common Stock. The Warrant is exercisable beginning on March 30, 2005 until September 29, 2009. The Purchaser disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant. Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of the Warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 2,781,050 shares of Common Stock. Based on information provided by the Company, immediately prior to the consummation of the transactions contemplated in the Purchase Agreement, there were 26,521,144 shares of Common Stock outstanding on the Closing Date. Assuming the issuance of 9,195,400 shares of Common Stock as contemplated in the Purchase Agreement, immediately after the consummation of the transactions contemplated in the Purchase Agreement on the Closing Date, there were 35,716,544 shares of Common Stock outstanding. Based on calculations made in accordance with Rule 13d-3(d), as of the date hereof and after giving effect to the exercise of the Warrant, each of the Reporting Persons, except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own approximately 7.7% of the outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant. Assuming the conditions precedent to the issuance of the Options are satisfied, and such Options to purchase 7,500 shares of Common Stock vest in full on May 12, 2005, as of the date hereof and after giving effect to the exercise of the Warrant and the Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 2,788,550 shares of Common Stock. Based on the above calculations and information, this represents approximately 7.8% of the outstanding shares of Common Stock. SFM LLC, Mr. Soros and Mr. Pearl each disclaim beneficial ownership of the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

CUSIP No.  62856E104                                               Page 26 of 29


         (b) (i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 2,781,050 shares of Common Stock that may be deemed to be beneficially owned by the Purchaser (assumes the exercise of the Warrant held for the account of the Purchaser, although the Purchaser disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant).

                  (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 2,781,050 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the Warrant held for the account of the Purchaser, although the Purchaser disclaims beneficial ownership of the 183,908 shares of Common Stock underlying the Warrant).

                  (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 7,500 shares of Common Stock issuable upon exercise of Options, assuming the conditions precedent to the issuance of the Options are satisfied, and such Options vest in full on May 12, 2005. SFM LLC, Mr. Soros and Mr. Pearl each disclaim beneficial ownership of the 7,500 shares of Common Stock which may be issued upon exercise of the Options.

         (c) The information set forth in Items 3 and 4 above relating to the transactions entered into in connection with the Purchase Agreement is hereby incorporated by reference into this Item 5(c). Except as set forth above and in Items 3 and 4 above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4, the Purchaser has entered into the Purchase Agreement, whereby the Purchaser purchased an aggregate of 919,540 shares of Common Stock at a price of $6.525 per share (of which $0.025 is allocated as consideration for a warrant as described herein) and a Warrant to purchase 183,908 shares of Common Stock at a price of $7.80 per share, which becomes exercisable on March 30, 2005 and expires on September 29, 2009. In connection with the transactions contemplated under the Purchase Agreement, each of the Purchaser and Dr. Schiff have entered into Lock-Up Agreements with the Placement Agents as described in Item 4.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated October 8, 2004, among (i) Perseus-Soros
                                    BioPharmaceutical Fund, LP, (ii)
                                    Perseus-Soros Partners, LLC, (iii) Perseus
                                    BioTech Fund Partners, LLC, (iv) SFM
                                    Participation, L.P.,

CUSIP No.  62856E104                                               Page 27 of 29


                                    (v) SFM AH LLC, (vi) Frank H. Pearl, (vii)
                                    George Soros, (viii) Soros Fund Management
                                    LLC, (ix) Perseus EC, L.L.C. and (x)
                                    Perseuspur, LLC.

                  Exhibit 2: Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-In-Fact for Frank H. Pearl.

                  Exhibit 3: Power of Attorney, dated October 30, 2002, appointing each of Armando T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros as Attorney-In-Fact for George Soros.

                  Exhibit 4: Securities Purchase Agreement, dated September 24, 2004, by and among the Company and the investors named therein (incorporated by reference to Exhibit 10.34 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 29, 2004 and is incorporated herein by reference).

                  Exhibit 5:        Form of Warrant, issued by Myogen, Inc.
                                    to Perseus-Soros BioPharmaceutical Fund, LP
                                    (incorporated by reference to Annex B to Exhibit 10.34 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 29, 2004 and is incorporated herein by reference).

                  Exhibit 6: Form of Lock-Up Agreement among the Placement Agents and each of Perseus-Soros BioPharmaceutical Fund, LP and Dr. Andrew N. Schiff (incorporated by reference to Annex C to Exhibit 10.34 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 29, 2004 and is incorporated herein by reference).

CUSIP No.  62856E104                                               Page 28 of 29


                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2004

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur EC, L.L.C.
                                        Managing Member

                                By:     Perseuspur, L.L.C.
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

CUSIP No.  62856E104                                               Page 29 of 29


                                PERSEUS EC, L.L.C.

                                By:     Perseuspur, L.L.C.
                                        Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jodye M. Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye M. Anzalotta
                                        Title: Assistant General Counsel

                                     ANNEX A

                    EXECUTIVE OFFICERS OF PERSEUS EC, L.L.C.

Name/Title/Citizenship                Principal Occupation               Business Address
----------------------                --------------------               ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                     ANNEX B

                      EXECUTIVE OFFICERS OF PERSEUSPUR, LLC

Name/Title/Citizenship                Principal Occupation               Business Address
----------------------                ---------------------              ----------------
Frank H. Pearl                        Executive officer of Perseus,      2099 Pennsylvania Avenue
Chairman, President and Chief         LLC and its related entities       Suite 900
Executive Officer                                                        Washington, D.C. 20006-1813
United States

Kenneth M. Socha                      Executive officer of Perseus,      2099 Pennsylvania Avenue
Executive Vice President              LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813

Rodd Macklin                          Executive officer of Perseus,      2099 Pennsylvania Avenue
Secretary and Treasurer               LLC and its related entities       Suite 900
United States                                                            Washington, D.C. 20006-1813


                  Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Common Stock or securities derivative thereof.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.